October 16, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Perk International, Inc.
Amendment No. 3 to Registration Statement on Form 10-12G
Filed September 1, 2020
File No. 000-56184

Ladies and Gentlemen:

On behalf of our Company, Perk International, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 3 to the Form 10 Registration Statement (“Amendment No. 2”) relating to registration of our common stock.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated September 15, 2020 regarding your review of the Amended Registration Statement No. 1 on Form 10, which was filed with the Commission on September 1, 2020.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 3. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 3.

Amendment No. 2 to Registration Statement on Form 10 filed October 16, 2020

Business Overview

General, page 1

1.	We note your response to comment 1 that Perk's leadership team includes advisors and consultants. Please file as an exhibit any material agreements with these advisors and consultants. Refer to Item 601(b)(10) of Regulation S-K. In this regard, your disclosures that you will have access to a "highly seasoned and well-trained team of industry professionals” and that you have "hand-picked a team of industry professionals from experienced hemp farmers, bioengineers, extraction experts and other related industry professionals” suggest that you will be highly dependent on these advisors and consultants. In addition, your updated disclosure does not describe the nature of the “specific criteria and standards” it refers to in the first paragraph of its “Business Overview” section. Please provide updated disclosure that clarifies as much.

We have not yet formally engaged any consultants or advisors. We have removed language suggesting otherwise. As such, we have not included any exhibits. We will, in the future, seek out professional in the industry to manage and operate those business lines as they are acquired. In addition, we have removed the reference to specific criteria and standards, as we do not currently established formal standards.

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2.	Your Amended Articles of Incorporation filed as an exhibit to this registration statement include in Article IX a reference to Barton Hollow Limited Liability Co. as custodian of your company. Please confirm, if true, that the custodianship has ended as your disclosure on page F-9 suggests. Please also revise to list this exhibit in your Exhibit Index. In this regard, we note that you have only included Exhibits 3.1 and 3.2 in your Exhibit Index, which appear to relate to earlier versions of your Amended and Restated Articles of Incorporation.

We have included the appropriate Exhibits.

Risks Related to Our Business, page 3

3.	We note your revised disclosure regarding the 2018 Farm Bill. In this regard, you disclose that the 2018 Farm Bill "[p]ermits hemp products – like CBD – to be introduced into interstate commerce," "[a]llows hemp production in all 50 states for any use, including flower production and CBD or other cannabinoid extraction," and "[a]llows interstate commerce for hemp and hemp-derived CBD." However, the 2018 Farm Bill to which you appear to be referring does not allow individuals to freely grow and distribute hemp-derived products, and has many restrictions, including shared state and federal regulatory power over hemp cultivation and production. Please amend your Business disclosure to include a detailed description of the current legal status of hemp based products, including hemp-derived CBD products and oils. Please also amend your risk factor disclosure to include a discussion of the risks associated with the regulatory restrictions and legal status of hemp based products, including hempderived CBD products and oils. Include any limitations and risks related to state, federal, and FDA regulations.

We have added appropriate risk factors related to this portion of our business.

4.	We note your amended disclosure that the default of loans payable discussed in Note 4 to your financial statements “have been in default from the past management and don’t bring any risks to the potential success of the business.” Please revise your disclosure to explain why you believe these loans do not bring any risks to the potential success of the business and why such loans are not material to an investor. Alternatively, please expand this disclosure to discuss the risks to your business associated with your default on these loans. In this regard, please disclose whether the Company plans on repaying any of the loans that are in default. If so, please discuss the material terms of such repayment. Please also revise your Management's Discussion & Analysis section to briefly include such discussions.

We have expanded our disclosure regarding the outstanding debts and why we believe they do not pose a risk to the Company. We do not plan on making any payments at this time.

Risks Related to the Market for our Stock

The OTC and share value, page 6

5.	We note your response to our prior comment 5 and your amended disclosure. Based on your references to the OTC Marketplace, it is unclear which tier of the OTC Marketplace your securities are currently quoted on (i.e., OTCQX, OTCQB, or OTC Pink). Please also clarify whether you will seek to have your securities quoted on the OTCBB Marketplace. Additionally, note that the OTC Pink Marketplace does not have a relationship or connection with the OTCBB in the context of disclosure relating to any of the OTC marketplaces.

We have corrected the discrepancies related to the correct names of the exchanges.

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Certain Relationships and Related Transactions, and Director Independence, page 12]

6.	We note your response to prior comment 8, but it does not appear that you have revised your prospectus in this section in response to our comment. We reissue the comment. In Note 6 of the Company’s financial statements, you disclose that “[a]s of May 31, 2020 and 2019, the Company had a payable to a related party for $22,790 and $22,790, respectively, which is unsecured and due on demand.” We also note a related party transaction in Note 7 to your financial statements. Please revise your related party disclosure to account for these related party transactions. Please refer to Items 404(a) and 404(d)(1) of Regulation S-K.

We have added the transactions identified in the Notes to the disclosure statement.

Directors and Executive Officers, page 12

7.	We note your disclosures in response to our prior comment 7 and reissue the comment in part. Please revise your disclosure to clearly describe the business experience during the past five years of Mr. Grist, including his principal occupations and employment during that period, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In particular, discuss his involvement with Therapeuo Health Corporation, Eon Holdings, and XGAURD360. Refer to Item 401(e)(1) of Regulation S-K. Further, we note that you have not removed the disclosure, which provides that you “have not disclosed material facts regarding the prior performance of Mr. Grist in this Form 10 or the market conditions relating to such performance.” Please revise your disclosure to include relevant material facts and remove this statement.

We have amended the disclosure related to Mr. Grist’s experience and have removed those references to Therapeuo Health Corporation, Eon Holdings, and XGAURD360.

Recent Sales of Unregistered Securities, page 13

8.	We note your revisions to prior comment 9 and reissue the comment in part. Please revise your "Item 10. Recent Sales of Unregistered Securities" disclosure to include Mr. Southworth's $1,000,000 in non-cash compensation.

We have amended the disclosure to include the Southworth compensation.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Nelson Grist

NELSON GRIST, CEO

Perk International, Inc.

cc: William R. Eilers, Esq.

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